The Phoenix Companies, Inc.

One American Row

Hartford, Connecticut  06115

December 5, 2006

Mr. Jim Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Mail Stop 6010

450 Fifth Street

Washington, D.C. 20549

Re:

The Phoenix Companies, Inc.

Form 10-K for the fiscal year ended December 31, 2005

File No. 1-16517

Dear Mr. Rosenberg:

We appreciated the opportunity to discuss with Frank Wyman on December 5, 2006 certain follow-up matters with respect to our letter dated October 13, 2006.  This letter sets forth only that additional information requested as a result of the October 13, 2006 discussion.

Form 10-K for the year ended December 31, 2005

Management’s Discussion and Analysis

Critical Accounting Estimates, page 35

1.

As a result of a second quarter unlocking of assumptions primarily related to DAC, you increased 2005 pretax income by $23.8 million.  You stipulated that the unlocking reflected favorable mortality experience offset by interest rate and spread adjustments for annuities.  Given the significance of this amount to operating results, your disclosure surrounding management’s critical accounting estimate should provide investors with a fuller understanding of the uncertainties in applying your estimate and the likelihood that materially different amounts would be reported under different conditions or using different assumptions.  It should include quantification of the related variability in operating results that you expect to be reasonably likely to occur.  Please provide in disclosure-type format an expanded discussion and quantification of the uncertainties in applying this accounting estimate, the effect that changes in the estimate have had on your financial statements for each period presented, and the effect that reasonably likely changes in the key assumptions underlying this estimate as of the latest balance sheet may have on your financial statements.

Response to Comment:

We have attached Exhibit A, which is representative of the DAC disclosure we intend to present in our future filings commencing with our Annual Report on Form 10-K for the year ended 12/31/2006.  As requested, this disclosure provides an expanded discussion of the assumption selected for sensitivity analysis and the effect that reasonably likely changes in the key assumptions underlying this estimate as of the latest balance sheet may have on your financial statements.

Mr. Jim Rosenberg

United States Securities and Exchange Commission

December 5, 2006

Liquidity and Capital Resources

Contractual Obligations and Commercial Commitments, page 78

3.

Regarding “Other long-term liabilities” and your disclosure in footnote 4, you state that policyholder contractual obligations represent estimated benefit payments, net of reinsurance and offset by expected future deposits and premiums on in force contracts.  Please provide us a revised table and footnotes presenting the “Other long-term liabilities” obligation gross of reinsurance and without offset from expected future deposits and premiums on in force contracts as the purpose of the table is to present your contractual obligations.  Please also revise your explanation that the difference between the contractual obligation and policyholder liabilities on your December 31, 2005 balance sheet is due to “future investment earnings” as there will appear to be other differences after revising the table.

Response to Comment:

As previously stated in our October 13, 2006 letter, for all applicable future filings, commencing with our 2006 Annual Report on Form 10-K, we will provide a revised table and footnotes presenting the “Other long-term liabilities” obligation gross of reinsurance and without the offset from expected future deposits and premiums on in force contracts.  We will also revise our explanation of the difference between contractual obligations and policyholders liabilities on the balance sheet.

Attached is Exhibit B showing the revised table as of December 31, 2005, gross of reinsurance and without the offset from expected future deposits and premiums on in force contracts including the revised explanation, which is consistent with the approach we intend to follow in future filings.

*****

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

If I may be of further assistance in the Staff’s review of our responses above, please call me at

(860) 403-5835.

Sincerely,

/s/ Michael E. Haylon

Michael E. Haylon

Chief Financial Officer

Mr. Jim Rosenberg

United States Securities and Exchange Commission

December 5, 2006

Exhibit A

Deferred Policy Acquisition Costs (“DAC”) and Present Value of Future Profits (“PVFP”)

The costs of acquiring new business, principally commissions, underwriting, distribution and policy issue expenses, all of which vary with and are primarily related to production of new business, are deferred.  In connection with our 1997 acquisition of the Confederation Life business, we recognized an asset for the PVFP representing the present value of estimated net cash flows embedded in the existing contracts acquired.  This asset is included in DAC.

We amortize DAC and PVFP based on the related policy’s classification.  For individual participating life insurance policies, DAC and PVFP are amortized in proportion to estimated gross margins.  For universal life, variable universal life and accumulation annuities, DAC and PVFP are amortized in proportion to estimated gross profits (“EGPs”). Policies may be surrendered for value or exchanged for a different one of our products (internal replacement).  The DAC balance associated with the replaced or surrendered policies is amortized to reflect these surrenders.

Each year, we develop future EGPs for the products sold during that year.  The EGPs for products sold in a particular year are aggregated into cohorts.  Future EGPs are projected for the estimated lives of the contracts.  The amortization of DAC and PVFP requires the use of various assumptions, estimates and judgments about the future.  The assumptions, in the aggregate, are considered important in the projections of EGPs.  The assumptions developed as part of our annual process are based on our current best estimates of future events, which are likely to be different for each year’s cohort. Assumptions considered to be significant in the development of EGPs include separate account fund performance, surrender and lapse rates, interest margin, mortality, premium persistency and expenses.  These assumptions are reviewed on a regular basis and are generally based on our past experience, industry studies, regulatory requirements and estimates about the future.

To determine the reasonableness of the prior assumptions used and their impact on previously projected account values and the related EGPs, we evaluate, on a quarterly basis, our previously projected EGPs.  Our process to assess the reasonableness of our EGPs involves the use of internally developed models, together with studies and actual experience.  Incorporated in each scenario are our current best estimate assumptions with respect to separate account returns, surrender and lapse rates, interest margin, mortality, premium persistency and expenses.

Underlying assumptions for future periods of EGPs are not altered unless experience deviates significantly from original assumptions.  For example, when lapses of our insurance products meaningfully exceed levels assumed in determining the amortization of DAC, we adjust amortization to reflect the change in future premiums or EGPs resulting from the unexpected lapses.  In the event that we were to revise assumptions used for prior year cohorts, our estimate of projected account values would change and the related EGPs in the DAC amortization model would be adjusted to reflect such change.  This process is known as “unlocking”.  Continued favorable experience on key assumptions, which could include increasing separate account fund return performance, decreasing lapses or decreasing mortality could result in an unlocking which would result in a decrease to DAC amortization and an increase in the DAC asset.

Mr. Jim Rosenberg

United States Securities and Exchange Commission

December 5, 2006

Finally, an analysis is performed periodically to assess whether there are sufficient gross margins or gross profits to amortize the remaining DAC balances.

The separate account fund performance assumption is critical to the development of the EGPs related to our variable annuity and variable life insurance businesses.  As equity markets do not move in a systematic manner, we use a mean reversion method (reversion to the mean assumption), a common industry practice to determine the future equity market growth rate assumption used for the amortization of DAC.  This practice assumes that the expectation for long-term appreciation is not changed by minor short-term market fluctuations.  The average long-term rate of assumed separate account fund performance used in estimating gross profits was 6.0% (after fund fees and mortality and expense charges) for the variable annuity business and 6.9% (after fund fees and mortality and expense charges) for the variable life business at December 31, 2005.

We perform analysis with respect to the sensitivity of a change in the separate account performance assumption as it is critical to the development of the EGPs related to our variable annuity and variable life insurance business.  Equity market movements have a significant impact on the account value of variable life and annuity products and the fees earned on these.  EGPs could increase or decrease with these movements in the equity market.  Sustained and significant changes in the equity markets could therefore have an impact on DAC amortization.

At our most recent unlocking of separate account performance, we concluded that a revision of 100 basis points to previously projected account returns and related EGPs was required.  If at 12/31/05 we had used a 100 basis points lower separate account return assumption (after fund fees and mortality and expense charges) for both the variable annuity and the variable life businesses and used our current best estimate assumptions for all other assumptions to project account values forward from the current value to reproject EGPs, the estimated decrease to amortization and increase to net income would be approximately $4.9 million, after-tax.

If instead, at 12/31/05 we had used a 100 basis points higher separate account return assumption (after fund fees and mortality and expense charges) for both the variable annuity and variable life businesses and used our current best estimate assumptions for all other assumptions to project account values forward from the current value to reproject EGPs, the estimated increase to amortization and decrease to net income would be approximately $4.2 million, after-tax.

These revisions are not currently required or anticipated but believe they could be reasonably likely to occur based on our past experience.

Mr. Jim Rosenberg

United States Securities and Exchange Commission

December 5, 2006

Exhibit B

Contractual Obligations and Commercial Commitments

Contractual Obligations and
Commercial Commitments:	As of December 31, 2005
($ in millions)	Total	2006	2007 – 2008	2009 – 2010	Thereafter
Contractual Obligations Due
Indebtedness(1)	$751.0	$40.1	$235.9	$—	$475.0
Operating lease obligations	50.9	13.9	21.7	9.8	5.5
Other purchase liabilities(2)(3)	137.3	30.3	73.1	33.9	—
Total fixed contractual obligations	939.2	84.3	330.7	43.7	480.5
Other long-term liabilities(4)	61,918.1	3,147.8	5,158.0	4,848.3	48,764.0
Subtotal	$62,857.3	$3,232.1	$5,488.7	$4,892.0	$49,244.5
Non-recourse collateralized obligations (5)	371.2	—	—	—	371.2
Total contractual obligations	$63,228.5	$3,232.1	$5,488.7	$4,892.0	$49,615.7

Commercial Commitment Expirations
Standby letters of credit(6)	$9.2	$9.2	$—	$—	$—
Other commercial commitments(3)(7)	166.3	64.8	10.4	49.3	41.8
Total commercial commitments	$175.5	$74.0	$10.4	$49.3	$41.8

(1)

Indebtedness amounts include principal only.

(2)

Other purchase liabilities relate to open purchase orders, required pension funding and other contractual obligations.

(3)

Commitments related to recent business combinations are not included in amounts presented in this table.  See the discussion on the following pages.

(4)

Policyholder contractual obligations represent estimated benefits from life insurance and annuity contracts issued by our life insurance subsidiaries. Policyholder contractual obligations also include separate account liabilities, which are contractual obligations of the separate account assets established under applicable state insurance laws and are legally insulated from our general account assets.

Future obligations are based on our estimate of future investment earnings, mortality, surrenders and applicable policyholder dividends. Included in the amounts above are policyholder dividends generated by estimated favorable future investment and mortality, in excess of guaranteed amounts for our closed block.  Actual obligations in any single year, or ultimate total obligations, may vary materially from these estimates as actual experience emerges.  As described in Note 3 to our consolidated financial statements in the 2005 Form 10-K, policy liabilities and accruals are recorded on the balance sheet in amounts adequate to meet the estimated future obligations of the policies in force.  The policyholder obligations reflected in the table above exceed the policy liabilities, policyholder deposit fund liabilities, and separate account liabilities reported on the December 31, 2005 Consolidated Balance Sheet because the above amounts above do not reflect future investment earnings and future premiums and deposits on those policies.  Separate account obligations will be funded by the cash flows from separate account assets, while the remaining obligations will be funded by cash flows from investment earnings on general account assets and premiums and deposits on contracts in force.

(5)

Non-recourse obligations are not direct liabilities of ours, as they will be repaid from investments pledged as collateral recorded on our consolidated balance sheet.  See Note 8 to our consolidated financial statements in this Form 10-K for additional information.

(6)

Our standby letters of credit automatically renew on an annual basis.

(7)

Other commercial commitments relate to venture capital partnerships ($105.1 million) and private placements ($61.2 million).  The venture capital commitments can be drawn down by private equity funds as necessary to fund their portfolio investments through the end of the funding period as stated in each agreement.  The obligations related to private placements are all due to be funded during 2006.